                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
    THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from __________ to __________

                          Commission file number 1-2360

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                IBM SAVINGS PLAN

                      DIRECTOR OF COMPENSATION AND BENEFITS
                          CAPITAL ACCUMULATION PROGRAMS
                                 IBM CORPORATION
                               NORTH CASTLE DRIVE
                             ARMONK, NEW YORK 10504

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                                NEW ORCHARD ROAD
                             ARMONK, NEW YORK 10504

                              REQUIRED INFORMATION

                                                                                          Page
                                                                                          ----
REPORT OF INDEPENDENT ACCOUNTANTS                                                           4

FINANCIAL STATEMENTS AND SCHEDULE

     FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits
         at December 31, 2002 and 2001                                                      5

         Statement of Changes in Net Assets Available for Benefits
         for the Year Ended December 31, 2002                                               6

         Notes to Financial Statements                                                      7

     SUPPLEMENTAL SCHEDULE:

         Schedule I - Schedule of Assets Held at End of Year
                      At December 31, 2002                                                 19

EXHIBITS

     Exhibit 23   - Consent of Independent Accountants                                     20

     Exhibit 99.1 - Certification by CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
                    Act of 2002                                                            21

     Exhibit 99.2 - Certification by CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
                    Act of 2002                                                            22

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                              IBM SAVINGS PLAN


Date: June 27, 2003              By:         /s/ Robert F. Woods
-------------------                ---------------------------------------------
                                                 Robert F. Woods
                                           Vice President and Controller

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of the International Business Machines Corporation (IBM) Retirement Plans Committee and the Participants of the IBM Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IBM Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


New York, NY
June 27, 2003

                                IBM SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 AT DECEMBER 31,

(Dollars in thousands)

                                                             2002           2001
                                                     ------------   ------------
ASSETS:
  Investments, at fair value (Note 7)                $ 17,956,462   $ 20,370,312

  Receivables:
     Employer contribution                                  8,310             --
     Participant contributions                             25,062             --
     Income and sales proceeds receivable                   3,547          2,259
     Loans receivable                                     287,370        315,954
                                                     ------------   ------------
                                                          324,289        318,213
                                                     ------------   ------------
         Total assets                                  18,280,751     20,688,525

LIABILITIES:
  Expenses payable                                            476            516
                                                     ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                    $ 18,280,275   $ 20,688,009
                                                     ============   ============

   The accompanying notes are an integral part of these financial statements.

                                IBM SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEAR ENDED DECEMBER 31,

(Dollars in thousands)

                                                                            2002
                                                                    ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Contributions
        Participant contributions                                   $  1,062,472
        Employer contribution                                            306,472
                                                                    ------------
          Total contributions                                          1,368,944

  Transfers from other benefits plans, net                                25,233
  Interest and dividend income from investments                          332,609
                                                                    ------------
      Total additions                                                  1,726,786

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Net depreciation in fair value of investments (Note 7)               3,206,796
  Distributions to participants                                          902,898
  Administrative expenses                                                 24,826
                                                                    ------------
      Total deductions                                                 4,134,520

NET DECREASE IN NET ASSETS DURING THE YEAR                             2,407,734

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                  20,688,009
                                                                    ------------

   End of year                                                      $ 18,280,275
                                                                    ============

   The accompanying notes are an integral part of these financial statements.

                                IBM SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

Effective October 1, 2002, the IBM TDSP 401(k) Plan was renamed the IBM Savings Plan (the "Plan"), and the following description of the Plan provides only general information. Participants should refer to the Plan prospectus for a complete description of the Plan's provisions.

GENERAL

The Plan was established by resolution of IBM's Retirement Plans Committee (the "Committee") effective July 1, 1983 and is held in trust for the benefit of its participants. The Plan offers all eligible active, regular full-time and part-time U.S. employees of IBM and certain of its domestic related companies and partnerships an opportunity to defer from one to eighty percent of their eligible compensation for contribution to any of twenty-one investment funds. The annual contribution is subject to the legal limit allowed by Internal Revenue Service (IRS) regulations. The investment objectives of these funds are described in Note 3, Description of Investment Funds.

At December 31, 2002 and 2001, the number of participants in the Plan was 227,246 and 225,679 respectively.

The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

ADMINISTRATION

The Plan is administered by the Committee which appointed officials of IBM to assist in administering the Plan. The Committee appointed State Street Bank and Trust Corporation as of November 1, 1999 as Trustee to safeguard the assets of the funds and State Street Global Advisors (the institutional investment management affiliate of State Street Bank and Trust Corporation), The Vanguard Group and other investment managers to direct investments in the various funds. Effective October 1, 2002, Hewitt Associates ("Hewitt") replaced Metropolitan Life Insurance Company as provider of recordkeeping, participant services and communications services, and operator of the IBM Savings Plan Service Center in Lincolnshire, Illinois.

CONTRIBUTIONS

IBM contributes to the Plan an amount equal to fifty percent of the first six percent of annual eligible compensation the employee defers (maximum is three percent). Eligible compensation includes regular salary, commissions, overtime, shift premium and similar additional compensation payments for nonscheduled workdays, recurring payments under any form of variable compensation plan, regular Sickness and Accident Income Plan payments, holiday pay, and vacation pay.

Participants may choose to have their contributions invested entirely in one of, or in any combination of, the following funds in multiples of one percent. These funds and their investment objectives are more fully described in Note 3, Description of Investment Funds.

LIFE STRATEGY FUNDS (4)
       Income Plus Life Strategy Fund
       Conservative Life Strategy Fund
       Moderate Life Strategy Fund
       Aggressive Life Strategy Fund

CORE FUNDS (5)
       Stable Value Fund
       Inflation-Protected Bond Fund
       Total Bond Market Fund
       Total Stock Market Index Fund
       Total International Stock Market Index Fund

EXTENDED CHOICE FUNDS (12)
       Money Market Fund
       Long-Term Corporate Bond Index Fund
       Equity Income Fund
       Vanguard European Stock Index Fund
       Large Company Index Fund
       Vanguard Growth Index Fund
       Vanguard Value Index Fund
       Vanguard Small-Cap Value Index Fund
       Small/Mid-Cap Stock Index Fund
       Vanguard Pacific Stock Index Fund
       Vanguard Small-Cap Growth Index Fund
       IBM Stock Fund

Participants may change their deferral percentage and investment selection for future contributions at any time. The changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Also, the participant may transfer part or all of existing account balances among funds in the Plan once daily, but will incur a service fee for each transfer in excess of eight in a calendar year. However, participant balances in the Stable Value Fund may not be transferred directly into the Money Market Fund, and if such balances are transferred into another fund, they may not subsequently be transferred to the Money Market Fund for 90 days.

PARTICIPANT ACCOUNTS

The Plan recordkeeper (Hewitt) maintains an account in the name of each participant to which each participant's contributions and share of the net earnings, losses and expenses, if any, of the various investment funds are recorded. The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

Participants may transfer rollover contributions of pre-tax dollars from other qualified savings plans or conduit Individual Retirement Accounts (IRAs that exclusively hold a pre-tax distribution from a qualified plan) into their Plan accounts. Rollovers must be made in cash within the time limits specified by the IRS; stock or in-kind rollovers cannot be accepted. These rollovers are limited to active employees on the payroll of IBM (or affiliated companies) who have existing accounts in the Plan. Retirees or employees on leave or bridge leave of absence are not eligible for such rollovers, except that a retiree or separated employee who has an existing account in the Plan may rollover a lump-sum distribution from an IBM-sponsored qualified retirement plan, including the IBM Personal Pension Plan.

The interest of each participant in each of the funds is represented by units credited to the participant's account.

On each valuation date, the unit value of each fund is determined by dividing the current market value of the assets in that fund on that date by the number of units in the fund. In determining the unit value, new contributions that are to be allocated as of the valuation date are excluded from the calculation. The number of additional units to be credited to a participant's account for each fund, due to new contributions, is equal to the amount of the participant's new contributions to the fund divided by the unit value for the applicable fund as determined on the valuation date.

Contributions made to the Plan as well as interest, dividends or other earnings of the Plan are generally not included in the taxable income of the participant until withdrawal, at which time all earnings and contributions withdrawn generally are taxed as ordinary income to the participant. Additionally, withdrawals by the participant before attaining age 59 1/2 generally are subject to a penalty tax of 10 percent.

Consistent with provisions established by the IRS, the Plan's 2002 limit on employee salary deferrals was $11,000 (the limit increases to $12,000 for 2003). Those who were age 50 or older during 2002 could take advantage of higher pre-tax contribution limit of $12,000 (the limit increases to $14,000 for 2003). The 2002 maximum annual deferral amount for employees residing in Puerto Rico was limited by local government regulations to the lesser of $8,000 or ten percent of eligible compensation.

VESTING

Participants in the Plan are at all times fully vested in their account balance, including deferral contributions, matching contributions and earnings thereon.

DISTRIBUTIONS

Participants who have attained age 59 1/2 may request a distribution of all or part of the value in the account. Up to four distributions are allowed each year and the minimum amount of any such distribution shall be the lesser of the participant's account balance or $500.

In addition, participants who (1) retire under the prior IBM Retirement Plan provisions of the IBM Personal Pension Plan, or (2) become eligible for benefits under the IBM Long-Term Disability Plan or the IBM Medical Disability Income Plan, or (3) separate and have attained age 55, may also elect to receive the balance of their account either in annual installments over a period not to exceed ten years or over the participant's life expectancy, recalculated annually, or defer distribution until age 70 1/2.

Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need, and the distribution is necessary to satisfy that need. Employees are required to fully use the Plan loan program, described below, before requesting a hardship withdrawal. Only an employee's deferral contributions are eligible for hardship withdrawal; earnings and IBM matching contributions are not eligible for withdrawal. Employees must submit evidence of hardship to Hewitt, who will determine whether the situation qualifies for a hardship withdrawal. A hardship withdrawal is taxed as regular income to the employee and may be subject to the 10 percent additional tax on early distributions.

Upon the death of a participant, the value of the participant's account will be distributed to the participant's beneficiary in a lump-sum payment. If the participant is married, the beneficiary must be the participant's spouse, unless the participant's spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is canceled and the spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds normally will be paid in the following order: the participant's spouse, the participant's children in equal shares, or to surviving parents equally. If no spouse, child, or parent is living, payments will be made to the executors or administrators of the participant's estate.

PARTICIPANT LOANS

Participants may borrow up to one-half of the value of the account balance, not to exceed $50,000 within a twelve month period. Loans will be granted in $50 increments subject to a minimum loan amount of $500. Participants are limited to two simultaneous outstanding Plan loans. Repayment of a loan shall be made through semi-monthly payroll deductions over a term of one to four years. The loan shall bear a fixed rate of interest, set quarterly, for the term of the loan, determined by the plan administrator to be 1.25 percent above the prime rate. The interest shall be credited to the participant's account as the semi-monthly repayments of principal and interest are made. Interest rates on outstanding loans at December 31, 2002 ranged from 6.0 percent to 11.5 percent.

Participants may prepay the entire remaining loan principal after payments have been made for three full months. Employees on an approved leave of absence may elect to make scheduled loan payments directly to the Plan. Participants may continue to contribute to the Plan while having an outstanding loan, provided that the loan is not in default.

Participants who retire or separate from IBM and have outstanding Plan loans may choose automated loan repayments or coupon payment options to continue monthly loan repayments according to their original amortization schedule.

TERMINATION OF SERVICE

The value of the participant's account that is $5,000 or less will be distributed to the participant in a lump-sum payment as soon as practical following the termination of the participant's employment with IBM. If the account balance is greater than $5,000 at the time of separation, the participant may elect to defer distribution of the account until age 70 1/2.

TERMINATION OF THE PLAN

IBM reserves the right to terminate this Plan at any time by action of the Committee. In that event, each participant or beneficiary receiving or entitled to receive payments under the Plan would receive the balance of the account at such time and in such manner as the Committee shall determine at its discretion.

In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts would be nonforfeitable.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options that invest in any combination of equities, fixed income securities, guaranteed investment contracts (GICs), and derivative contracts. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared under the accrual basis of accounting.

VALUATION OF INVESTMENTS

The fair value of the net assets of the Plan is based on the estimated fair values of the underlying assets and liabilities. Investments in registered investment companies and pooled funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. IBM common stock is valued daily at the New York Stock Exchange closing price. Interest accrued on investments is recorded separately as interest receivable until paid and reinvested. Participant loans are valued at cost which approximates fair value.

Investments in fully benefit-responsive bank and insurance company investment contracts are stated at contract value which is equal to cost plus reinvested interest. The market value of the contracts are approximately $5,172 million. The crediting interest rates at December 31, 2002 for the contracts range from
4.88 percent to 6.93 percent.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

Security transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

ADMINISTRATIVE EXPENSES AND INVESTMENT MANAGEMENT FEES

All administrative costs of the Plan are deducted from participants' account balances. These costs include (a) brokerage fees and commissions which are included in the cost of investments and in determining net proceeds on sales of investments, (b) investment management fees which are paid from the assets of the respective funds; those fees comprise fixed annual charges and charges based on a percentage of net asset value, and (c) operational expenses required for administration of the Plan including trustee, recordkeeping, participant reports and communications, and service center expenses, which are charged against the fund's assets on a pro rata basis throughout the year.

NOTE 3 - DESCRIPTION OF INVESTMENT FUNDS

The objectives of the twenty-one investment funds to which employees may contribute monies are described below:

LIFE STRATEGY FUNDS - four blended funds that build a portfolio of diversified investments - - U.S. Stocks, international stocks, and fixed-income investments -- from the existing core funds noted below. The funds are managed by a combination of the IBM Retirement Fund and the managers of the underlying funds.

- INCOME PLUS LIFE STRATEGY FUND - target allocation 20% stocks, 80% bonds; seeks returns that modestly outpace inflation on a fairly consistent basis.
- CONSERVATIVE LIFE STRATEGY FUND - target allocation 40% stocks, 60% bonds; seeks returns that moderately outpace inflation over the long term.
- MODERATE LIFE STRATEGY FUND - target allocation 60% stocks, 40% bonds; seeks relatively high returns at a moderate risk level.
- AGGRESSIVE LIFE STRATEGY FUND - target allocation 80% stocks, 20% bonds; seeks high returns over the long term. Returns may be volatile from year to year.

CORE FUNDS - five funds that provide an opportunity to custom-build a portfolio from a selection of broadly diversified U.S. and international stock funds and from funds tracking the fixed-income markets.

- STABLE VALUE FUND - seeks to preserve principal and provide income at a stable rate of interest that is competitive with intermediate-term rates of return. The fund is managed by multiple money managers.
- INFLATION-PROTECTED BOND FUND - seeks over the long term to provide a rate of return over and above the rate of inflation, thereby preserving the long-term spending power of the money invested. The fund is managed by State Street Global Advisors.
- TOTAL BOND MARKET FUND - seeks to modestly exceed the return of its benchmark index (Lehman Brothers Aggregate Bond Index), which consists of more than 5,000 U.S. Treasury and federal agency, mortgage-backed, and corporate securities. The fund is managed by State Street Global Advisors.
- TOTAL STOCK MARKET INDEX FUND - seeks long-term growth of capital and income. It attempts to match the performance of the Wilshire 5000 Total Market Index. The fund is managed by The Vanguard Group.
- TOTAL INTERNATIONAL STOCK MARKET INDEX FUND - seeks long-term capital growth with a market rate of return for a diversified group of non-U.S. equities in such major markets as Europe and Asia plus the emerging markets of the world. It attempts to match the performance of the Morgan Stanley Capital International All Country World Ex-U.S. Free Index. The fund is managed by State Street Global Advisors.

EXTENDED CHOICE FUNDS - twelve funds that provide an opportunity to fine tune an investment portfolio with funds that are less broadly diversified, focusing instead on discrete sectors of the stock and bond markets.

- MONEY MARKET FUND - seeks liquidity and preservation of capital while providing a variable rate of income based on current short-term market interest rates. The fund is managed by State Street Global Advisors.
- LONG-TERM CORPORATE BOND INDEX FUND - seeks a high and sustainable level of interest income by investing in a widely diversified group of long-term bonds issued by corporations with strong credit ratings. The fund is managed by State Street Global Advisors.
- EQUITY INCOME FUND - seeks both long-term capital appreciation and dividend income by investing in large- and mid-cap U.S. stocks. The fund is managed by State Street Global Advisors.
- VANGUARD EUROPEAN STOCK INDEX FUND - seeks long-term growth of capital that corresponds to an index of European stocks. It attempts to match the investment results of the Morgan Stanley Capital International Europe Index. The fund is managed by The Vanguard Group.
- LARGE COMPANY INDEX FUND - seeks long-term growth of capital and income from dividends by holding all the stocks that make up the Standard & Poor's 500 Index. The fund is managed by The Vanguard Group.
- VANGUARD GROWTH INDEX FUND - seeks long-term growth of capital by holding all the stocks in the Standard and Poor's 500/BARRA Growth Index in approximately the same proportion as those stocks represented in the index. The fund is managed by The Vanguard Group.
- VANGUARD VALUE INDEX FUND - seeks long-term growth of capital and income from dividends. The fund holds all the stocks in the Standard and Poor's 500/BARRA Value Index in approximately the same proportion as those stocks represented in the index. The fund is managed by The Vanguard Group.
- VANGUARD SMALL-CAP VALUE INDEX FUND - seeks long-term growth of capital by attempting to replicate the performance of the Standard and Poor's SmallCap 600/BARRA Value Index. The fund is managed by The Vanguard Group.
- SMALL/MID-CAP STOCK INDEX FUND - seeks long-term growth of capital with a market rate of return from a diversified group of medium- and small-company stocks. The fund holds stocks in the Russell 3000 index that are not part of the Standard and Poor's 500 index and attempts to match the performance of the Russell SmallCap Completeness Index. The fund is managed by State Street Global Advisors.
- VANGUARD PACIFIC STOCK INDEX FUND - seeks long-term growth of capital by attempting to match the performance of the Morgan Stanley Capital International Pacific Free Index. The fund is managed by The Vanguard Group.
- VANGUARD SMALL-CAP GROWTH INDEX FUND - seeks long-term growth of capital by attempting to match the performance of the Standard and Poor's SmallCap 600/BARRA Growth Index. The fund is managed by The Vanguard Group.
- IBM STOCK FUND - invests in IBM common stock and holds a small interest-bearing cash balance of approximately 0.25% for liquidity purposes. The fund is managed by State Street Global Advisors.

Within the investment funds, stock loan transactions are permitted as a means to add return to the portfolio. Certain funds may lend securities held in that fund to unaffiliated broker-dealers registered under the Securities Exchange Act of 1934, or banks organized in the United States of America. At all times, the borrower must maintain cash or equivalent collateral equal in value to at least 102 percent of the value of the domestic securities loaned and 105 percent of the value of international securities loaned. The cash collateral is reinvested to generate income which is credited to the portfolio return. The primary risk in lending securities is a borrower may default during a sharp rise in the price of the security that was borrowed, resulting in a deficiency in the collateral posted by the borrower. The funds seek to minimize this risk by requiring that the value of the securities that are loaned is computed each day and that additional collateral is furnished each day, if necessary. The addition of the securities lending provision does not change the investment objectives for the funds. The value of loaned securities in the State Street Bank agency program amounted to $941 million and $1,074 million at December 31, 2002 and 2001, respectively. In the Vanguard and SSGA commingled funds, securities lending is also permitted.

NOTE 4 - PLAN TRANSFERS

The transfers below represent participant account balances attributable to employees transferred to IBM in 2002 primarily as a result of IBM acquisitions or outsourcing agreements:

Significant transfers were:

- Iris Associates, Inc.- net transfer totaling $18,685,000 (487 participants).

- CrossWorlds Software, Inc. - net transfer totaling $5,500,000 (244 participants).

In 2002, there were also transfers into the Plan totaling $1,048,000 from approximately 62 employees related to participant account balances from other companies.

NOTE 5 - TAX STATUS

The Trust established under the Plan is qualified under Section 401 (a) of the Internal Revenue Code and the Trustees intend to continue it as a qualified trust. The Plan received a favorable determination letter from the IRS on June 14, 1993. The Plan has been amended since receiving the determination letter. The Plan administrator continues to believe the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

(Dollars in thousands)

                                                                       DECEMBER 31,
                                                                   2002           2001
                                                               ------------   ------------
Net assets available for benefits per the financial
statements                                                     $ 18,280,275   $ 20,688,009

Benefit obligations currently payable                                 3,893          6,416
                                                               ------------   ------------

Net assets available for benefits per the
Form 5500                                                      $ 18,276,382   $ 20,681,593
                                                               ============   ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

(Dollars in thousands)

                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                                  2002
                                                                              ------------
Benefits paid to participants per the financial statements                    $    902,898
Less:
Amounts payable at December 31, 2001                                                 6,416
Plus:
Amounts payable at December 31, 2002                                                 3,893
                                                                              ------------

Benefits paid to participants per the Form 5500                               $    900,375
                                                                              ============

NOTE 7 - INVESTMENT VALUATIONS

The following schedules summarize the value of investments, and the related net depreciation in fair value of investments by type of investment:

(Dollars in thousands)

                                                                           VALUE DETERMINED BY
                                                               ------------------------------------------
                                                                  QUOTED
                                                                  MARKET        CONTRACT
                                                                  PRICES         VALUE          TOTAL
                                                               ------------------------------------------
AT DECEMBER 31, 2002

INVESTMENTS AT FAIR VALUE

Interest in equity-oriented funds                              $  7,708,809             --   $  7,708,809
Interest in short-term investment-oriented funds                  1,223,486             --      1,223,486
Interest in fixed income-oriented funds                           1,555,683             --      1,555,683
IBM common stock                                                  2,539,347             --      2,539,347
                                                               ------------   ------------   ------------
                          Total                                $ 13,027,325             --   $ 13,027,325
                                                               ============   ============   ============

INVESTMENTS AT CONTRACT VALUE

Investment contracts                                                     --   $  4,929,137      4,929,137
                                                               ------------   ------------   ------------
                          Total                                $ 13,027,325   $  4,929,137   $ 17,956,462
                                                               ============   ============   ============

AT DECEMBER 31, 2001

INVESTMENTS AT FAIR VALUE

Interest in equity-oriented funds                              $ 10,276,048             --   $ 10,276,048
Interest in short-term investment-oriented funds                  1,199,437             --      1,199,437
Interest in fixed income-oriented funds                             965,121             --        965,121
IBM common stock                                                  3,336,587             --      3,336,587
                                                               ------------   ------------   ------------
                          Total                                $ 15,777,193             --   $ 15,777,193
                                                               ============   ============   ============

INVESTMENTS AT CONTRACT VALUE

Investment contracts                                                     --   $  4,593,119      4,593,119
                                                               ------------   ------------   ------------
                          Total                                $ 15,777,193   $  4,593,119   $ 20,370,312
                                                               ============   ============   ============

NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS (INCLUDING GAINS AND LOSSES ON INVESTMENTS BOUGHT AND SOLD, AS WELL AS HELD DURING THE YEAR):

(Dollars in thousands)

                                                                                      2002
                                                                             -------------
Investments at fair value as determined by quoted market price:

      Interests in funds                                                     $  (1,923,235)
      IBM common stock                                                          (1,283,561)
                                                                             -------------
           Total                                                             $  (3,206,796)
                                                                             =============

INVESTMENTS

The investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2002 and 2001 are as follows:

(Dollars in thousands)

                                                                       2002           2001
                                                               ------------   ------------
Stable Value Fund                                              $  4,935,808   $  4,573,448
Large Company Index Fund                                          3,670,955      5,148,416
IBM Stock Fund                                                    2,541,809      3,339,703
Small/Mid-Cap Stock Index Fund                                    1,699,141      2,264,639
Moderate Life Strategy Fund                                       1,045,700      1,177,481
Money Market Fund                                                   966,820      1,003,391

NOTE 8 - RELATED-PARTY TRANSACTIONS

At December 31, 2002, a significant portion of the Plan's assets were invested in State Street Global Advisors funds. State Street Global Advisors' parent company, State Street Bank and Trust Corporation also acts as the trustee for the Plan and, therefore, these investments qualify as party-in-interest transactions.

At December 31, 2002, the Plan held 32,765,774 shares of IBM common stock valued at $2,539,347,485. At December 31, 2001, the Plan held 27,584,218 shares of IBM common stock valued at $3,336,587,009.

SCHEDULE I

                                IBM SAVINGS PLAN
                     SCHEDULE OF ASSETS HELD AT END OF YEAR
                              AT DECEMBER 31, 2002

(Dollars in thousands)

                                                        COST       CURRENT VALUE
                                                    ------------   -------------
INTEREST IN STATE STREET GLOBAL ADVISORS*
AND VANGUARD GROUP FUNDS:

     Discretionary Cash Funds                       $  1,223,486   $   1,223,486
                                                    ============   =============

     Equity Index Funds                               11,472,190       7,708,809
                                                    ============   =============

     Bond Index Funds                                  1,374,240       1,555,683
                                                    ============   =============

COMMON STOCK
     IBM Common Stock*                              $  3,154,261   $   2,539,347
                                                    ============   =============

LOANS TO PARTICIPANTS
     (interest rates range: 6.0% - 11.5%,
     Terms: one to four years)                                     $     287,370
                                                                   =============

* Party-in-interest

(Dollars in thousands)

                                                                  RATE
                                                                   OF           MATURITY       CONTRACT
INVESTMENT CONTRACTS                                            INTEREST          DATE          VALUE
                                                              ------------    ------------   ------------
New York Life Insurance Company
GA-30721                                                          6.88%         01/02/03     $     14,227
Principal Mutual
#4-23271-4                                                        6.93%         03/31/03           29,347
                                                                                             ------------
       Total                                                                                 $     43,574

Synthetic GIC Global Wrapper                                      4.88%       Non-Maturing      4,885,563

       Total Investment Contracts                                                            $  4,929,137
                                                                                             ============